UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

TITANIUM HEALTHCARE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

88834A 104

(CUSIP Number)

Chuck Talley, 1027 Loch Lomond Dr., Arlington, Texas, 76012, 469-831-5241

(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

March 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88834A 104	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Entrust Group, Inc. FBO Joseph Charles Talley, IRA#7230012142
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,100,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 9,100,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. 88834A 104	13D	Page 3 of 4 Pages

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.001, of Titanium Healthcare, Inc., a United States, Nevada corporation (the “Issuer”) with principal executive offices at 2100 McKinney Ave., Suite 1780, Dallas, Texas, 75201.

Item 2. Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed by Joseph Charles (“Chuck”) Talley, client of Entrust Group, Inc. FBO Joseph Charles Talley, IRA #7230012142, a citizen of the United States (the “Reporting Person”).The Reporting Person’s business address is 1027 Loch Lomond Drive, Arlington, Texas, 76012.The Reporting Person is the Chief Financial Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 3. Source or Amount of Funds or Other Consideration.

On March 2, 2015, pursuant to a subscription agreement with the Issuer, the Reporting Person purchased 2,100,000 shares of common stock of the Issuer for cash, using personal funds of $210,000 at a price of $0.10 per share.

On March 2, 2015, pursuant to a subscription agreement with Titan Partners, LLC, a different shareholder of the Issuer, the Reporting Person purchased 7,000,000 shares of common stock of the Issuer for cash, using personal funds of $77,000 at a price of $0.011 per share.

Pursuant to both subscription agreements, the Reporting Person is restricted from trading the shares of common stock for a 12 month period.

Item 4. Purpose of Transaction.

See Item 3, which is incorporated herein by reference.

The Reporting Person holds the shares of common stock for investment purposes.The Reporting Person does not currently have any plan or proposal, which relates to or would result in any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a), (b),See lines 7-10 of the cover sheet which are incorporated by reference herein.

(a) The Reporting Person is the beneficial owner of 9,100,000 shares of common stock of the Issuer, representing approximately 5.5% of the issued and outstanding shares of common stock. The foregoing percentage is based on 165,936,510 shares of common stock that the Issuer advised were issued and outstanding as of March 11, 2015.

(b) The Reporting Person has sole power to vote or direct the vote and dispose or to direct the disposition of the 9,100,000 shares of common stock of the Issuer beneficially held by the Reporting Person.

(c) The Reporting Person has not effected any transactions in the shares of common stock in the past 60 days, except as set forth in Item 3, which is incorporated by reference herein.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the subscription agreements, the Reporting Person agreed, not to sell, transfer or otherwise dispose of the shares of common stock for a period of 12 months after March 2, 2015.

Item 7. Material to Be Filed as Exhibits.

CUSIP No. 88834A 104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTRUST GROUP, INC. FBO JOSEPH CHARLES TALLEY, IRA #7230012142

/s/ Chuck Talley, Client of Entrust Group, Inc. FBO Joseph Charles Talley, IRA#7230012142
Chuck Talley